Exhibit 99.2

June 2025 Leading the Future of Digital Asset Wealth Management (NASDAQ: MATH )

Some of the information we provide in this presentation contains statements that may constitute "forward - looking" statements pursuant to the "safe harbour" provisions of the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements . Management has based these forward - looking statements on its current expectations, assumptions, estimates and projections, and that these are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management's control . These statements involve risks and uncertainties that may cause Metalpha's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward - looking statements . 1 Forward - Looking Statements

FINANCIAL DISCLOSURE ADVISORY This presentation contains certain estimated preliminary financial results for the fiscal year ended March 31 , 2025 . These estimates are based on the information available to the Company at this time . The Company’s financial closing procedures for for the fiscal year ended March 31 , 2025 are not yet complete and, as a result, actual results may vary from the estimated preliminary results presented here due to the completion of the Company’s financial closing and audit procedures . The estimated preliminary financial results have not been audited or reviewed by the Company’s independent registered public accounting firm . These estimates should not be viewed as a substitute for the Company’s full annual financial statements . Accordingly, you should not place undue reliance on this preliminary data . 2 Disclamier

NON IFRS - MEASURES This presentation includes certain financial and operating measures, including EBITDA, Adjusted EBITDA, P/S ratio, P/E ratio, P/B ratio, EV/EBITDA ratio and measures calculated based on these measures, that are not prepared in accordance with international financial reporting standards (“IFRS”) . These non - IFRS measures, and other measures that are calculated using these non - IFRS measures, are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to operating income, net income or to the Company’s financial measures derived in accordance with IFRS . The Company believes these non - IFRS measures of financial results provide useful information to management and potential investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations . The Company believes that the use of these non - IFRS financial measures provides an additional tool for potential investors to use in comparing the Company’s financial condition and results of operations with other similar companies, many of which present similar non - IFRS financial measures to investors . There are a number of limitations related to the use of these non - IFRS financial measures and their nearest IFRS equivalents . For example, the Company’s definitions of non - IFRS financial measures may differ from non - IFRS financial measures used by other companies and therefore the non - IFRS measures in this presentation may not be directly comparable to similarly titled measures of other companies . 3 Disclamier

Metalpha Technology Holding Limited (NASDAQ: MATH), through its subsidiaries, is dedicated to providing digital asset - focused wealth management services with a full - service, institutional - grade platform. With dedicated blockchain expertise, the Company aims to become a leader in the field of digital asset - based wealth management services, bringing robust innovation and transparency to the customers and businesses it serves. One of Asia's largest crypto assets management A Leading Digital Asset Wealth Management Company 4

Company Background

Metalpha Technology Holding Limited NASDAQ Listed ͹ MATH HK SFC Licensed ( Type 1, 4 , G ) Dealing and Advising on Securities(with a Virtual Asset License uplift) and Asset Management Metalpha Limited Digital Assets Management Solution The company officially rebranded and restructured in January 2023 as Metalpha, aiming to develop a competitive advantage and become a global leader in digital asset wealth management. Antalpha: Strategic Backer Antalpha is a leading fintech company specializing in providing financing, technology and risk management solutions to institutions in the digital asset industry. As the primary lending partner of Bitmain, Antalpha offers Bitcoin supply chain and margin loans through the Antalpha Prime technology platform. Company Structure

Team Members Our team is composed of professionals from well - known financial institutions such as Goldman Sachs, UBS, JPMorgan Chase, Citibank and Barclays, with extensive experience in product structure, trading, and risk management. The team members are currently distributed in Hong Kong, Canada and other places. JV, Canada Headquarter, HK JV, UAE Mining Partners, Ethiopia Company Structure Our Global Presence

Dual supervision by SEC and SFC The company is listed in the United States NASDAQ ͹ MATH Wholly - owned subsidiary LSQ Capital licenses are issued by HK SFC(No. BRQ875): License 1 (Dealing in securities, Virtual Asset) License 4 (Advising on securities, Virtual Asset) License G (Asset management) Structured products • • • Asia's one of the leading issuer of structured digital asset products Highly customized asset allocation and hedging product solutions Fund management • The first BTC themed fund (Bloomberg code: LSQNEXI) Since inception to its closure on Mar 21,2025, the NAV of the fund reach 375.6%, outperforming BTC by 67.3%. Family office solutions • Digital asset allocation strategy • A complete solution for compliance, risk control, auditing, custody, and fund transactions One of Best Digital Asset Wealth Management Service Provider 7

ZMG7 LLC Standard Chartered Bank Holding Subsidiary 8 UAE Investment Conglomerate Asia’s One of The Leading Digital Asset Service Platform Metalpha has partnered with Gewan Holding and Zodia Markets to establish ZMG7 LLC, a joint venture aimed at driving the growth of the digital asset market in the Middle East. Expanding into the Middle East

Social Responsibility We launched the Hong Kong Sustainable Technology Foundation, which has donated to and collaborated with numerous universities and primary schools. 9 In 2022, the foundation donated to research at the Hong Kong Polytechnic University on Bitcoin mining and carbon neutrality. In 2024, the foundation donated a mathematics scholarship to Ku Chi Yuh Choi School. In 2025, the foundation made a donation to the Hong Kong University of Science and Technology in the field of chip technology.

About Our Business Model

Market Cap of BTC C ETH Source: Forbes, IGWT, Statista, SCP Global and ISDA. As of 2/12/2025 $2.2 Tn $73 Bn Gold Market US$ 19.46 tn Equity Market US$ 131.9 tn Bond Market USD 144.3 tn Crypto Market US$ 3.28 tn Derivatives Market $729.8 tn Potential Market Growth Daily Trading Volume of BTC C ETH 10

750 1,000 0 500 1,000 1,500 2015 2022 * Issuance of structured products in Asian markets (bn) 1,934 71 0 500 1,000 1,500 Ԇإૄ٠ۈ١қ ৈߣԗфսՇ੧୏ Cryptocurrencies Market (bn) BTC Market Cap As at 13 February 2025 Crypto Structured Product Issuance 1,934 Asian Stocks vs Cryptocurrencies (bn) 29,320 25,000 20,000 15,000 10,000 5,000 0 оࡳਁॕۈ١қ Ԇإૄ٠ۈ١қ Asian Stocks Market Cap end of 2024 BTC Market Cap As at 13 February 2025 The ‘Snowball’ Derivatives have grown into a market worth $27 billion in China ▪ Structured products tied to China indexes at risk of losses ▪ Hitting knock - in level may trigger selling of index futures By Bloomberg News 27 Oct 2023 Source: https://rpc.cfainstitute.org/research/foundation/2017/asian - structured - products Data of Asian markets refers to China, Japan, Singapore, Hong Kong and South Korea. https://www.cnbc.com/2024/01/09/things - you - might - not - have - known - about - asias - markets - according - to - hsbc.html * 2022 data estimates assuming the market value ratio of structured products to stocks remains unchanged. Asia’s Structured Products Market Estimated worth of over USD 1 Trillion Sales Volume 11

Crypto Derivatives Structured Product Trading Volume X Take Rate Net Revenue 12 – Operating Overheads Net Profit Factor variables: Take Rate [product type engaged] [duration of product] [realized vol vs. implied vol] Trading Volume [cycle of the crypto market] [adoption rate of crypto ] [penetration rate of structured product] [company's market share] Business Model

Peak Trough Recovery Sell at premium Sell Call Decumulator Short and hedge Long put Collar - loan Yield generation from volatility Reverse snowball Buy at discount Sell put Accumulator Down - in - call Yield generation from volatility Snowball Accumulating with some protection Airbag Into Bull Market Hold for appreciation Dual - coin ETH/BTC Decumulating and profit lock - in Collar - loan Buy at discount Accumulator Accumulating with some protection Airbag Into Bear Market Accumulating with some protection Airbag Accumulator 13 Yield generation from volatility Snowball Buy with efficiency Double 80 Yield generation from volatility Snowball Short and hedge Long put Collar - loan Buy at discount Accumulator The Metalpha Wave – Using Different Products Across The Cycle

Fund Management – Alternative Investments Net Revenue 14 ▪ High standard of compliance ▪ SPC / LPF structure ▪ Cryptos and digital assets related Investments ▪ Target alpha return Management Fee + Performance Fee Fund Features: Business Model

Recent Business Update

- 15.28 0.18 6.04 - 20 - 15 - 10 - 5 0 5 10 /31 2023/9/30 2024/3/31 2024/9/30 3/3 202 - 3.86 US$ Million Net Profit/Loss 0.96 2.25 8.63 - 2 0 2 4 6 8 10 2 0 2 - 0 3 . / 3 3 1 /31 2023/9/30 2024/3/31 2024/9/30 US$ Million Adjusted EBITDA* FY 2024H1(Sept. 2024 ͤ Highlights Business Revenue: $ 1G.7Million Net Profit: $ 6.04Million Vigorous Financial Growth *Adjusted EBITDA=EBITDA+ Share purchase warrants expenses+ Share - based compensation 1.32 5.09 11.68 19.72 0 5 10 15 20 25 2023/3/31 2023/9/30 2024/3/31 2024/9/30 US$ Million Revenue 15

Unique Value Proposition for Shareholders Proxy for Crypto Market And more importantly, proxy for Asian crypto market Low Valuation Growth stock with low valuation Safe Strong balance sheet

8.0x 9.9x 18.7x 30.3x 8.0x 8.8x 8.7x 27.1x 40.0x 86.2x 5.2x 6.6x 4.1x 3.6x 10.1x 5.2x 5.1x 76.4x 8.2x 2.0x 5.9x 24.2x 29.2x 119.8x 0.0x 20.0x 40.0x 60.0x 80.0x 120.0x 100.0x 140.0x Metalpha Marathon Bitdeer Robinhood Amber Antalpha As of 2025/03/13 Coinbase P/S P/E P/B EV/EBITDA 16 MATH Provides An Attractive Opportunity

86.27 10.42 75.86 0 50 100 150 200 250 US$ Million 2023/09/30 Assets Shareholders equity Liabilities 237.22 25.32 211.9 0 50 100 150 200 250 US$ Million 2024/09/30 Assets Shareholders equity Liabilities 17 Strong Balance Sheet

Strong Balance Sheet 111.29 24.27 204.59 4.03 3.81 30.79 68.69 US$ Million *Self own digital assets majority owned in form of stable coins. 18 0 50 100 150 200 250 Self Own Digital Assets* and Cash Account for 46.3% of Total Market Cap. Other Data Except for Market Cap as of 2024/09/30; Market Cap as of 2025/03/13 40.74 38.49 15.39

Future and Guidance

Estimated Income: ▪ Year 2024 (2024/03/31 - 2025/03/31) US$ 40 million 40 16.8 YEAR 2023 YEAR 2024E Income (in million) Guidance 2.4x 19 Note: this estimated income is based on preliminary unaudited information and management estimates for the fiscal year ended March 31, 2025, is not a comprehensive statement of the Company’s financial results as of and for the fiscal year ended March 31, 2025, and is subject to completion of the Company’s financial closing procedures. The Company’s independent registered public accounting firm has not conducted an audit or review of and does not express an opinion or any other form of assurance with respect to, this preliminary estimate.

▪ Oct: Formed 51%/49% JV(Metalpha Limited) with Antalpha to conduct OTC derivatives business 2021 2022 2023 2024 ▪ Jan: Begun conducting derivative business ▪ Nov: Ticker and name changed ▪ Nov: Acquired the 49% JV stake ▪ Mar: Financial breakeven ▪ Apr: Virtual Assets Type 1 License ▪ Apr: Set up JV in Canada ▪ Sep: First strong positive topline and earning growth ▪ Feb: Set up JV in Middle East ▪ Plan: Continue global expansion 2025 20 ▪ Feb: Spinoffed traditional business and dismantled the VIE structure ▪ Apr: Metalpha launched fund to invest into GBTC ▪ Dec: Metalpha Announces Official Uplift of Type 4 License Company Milestone

ir@metalpha.finance https:// www.metalpha.finance/ 21 Contacts

(NASDAQ: MATH ) Appendix

For the six months ended September 30 YoY 2023 2024% (Unaudited) (Unaudited) US$ - 43.8% 43,194,607 24,273,084 Financial assets measured at fair value through profit or loss 61.8% 126,468,184 204,594,180 Digital assets - - 4,033,054 Digital assets – related party 99.4% 85,373 170,230 Prepayments and other receivables, net - 21.8% 4,880,413 3,814,905 Cash and cash equivalents 35.8% 174,718,509 237,221,267 Total assets 50.3% 16,851,175 25,320,910 Total equity 55.8% 71,437,331 111,294,566 Digital assets payable 356.3% 8,926,859 40,736,006 Digital assets payable – related party 59.8% 24,092,839 38,489,936 Payable to customers - 63.0% 41,634,975 15,387,875 Payable to customers – related party - 55.3% 11,508,989 5,144,466 Accounts and other payables 34.2% 157,867,334 211,900,357 Total liabilities 22 Balance Sheet

For the six months ended September 30 YoY 2023 2024% (Unaudited) (Unaudited) US$ 287.8% 5,085,150 19,720,654 Income from wealth management business 208.3% 3,229,221 9,956,510 Cost of revenue 15.9% 1,796,584 2,083,020 Selling , general and administrative expenses 12843.2% 59,345 7,681,124 Results from operating activities 25.7% 93,677 102,007 Other income 63.9% (3,787,938) (1,367,119) Share purchase warrants expenses - 596.9% 11,186 (55,588) Net finance income (costs) 275.5% (3,623,730) 6,360,424 Profit (loss) before income tax 35.3% (233,225) (315,503) Income tax expense 256.7% (3,856,955) 6,044,921 Profit (loss) for the period 23 Income Statement

For the six months ended September 30 YoY 2023 2024% (Unaudited) (Unaudited) US$ 275.5% (3,623,730) 6,360,424 Profit (loss) before income tax 2553.5% (2,660) (70,582) Finance costs 8.0% 1,779 1,921 Depreciation of property and equipment 68.4% 42,777 72,056 Depreciation of right of use assets 277.7% (3,581,834) 6,363,819 EBITDA - 63.9% 3,787,938 1,367,119 Share purchase warrants expenses 0.0% 753,685 753,520 Share - based compensation 798.7% 959,789 8,625,622 Adjusted EBITDA 24 Non - GAAP Adjusted EBITDA